

Mail Stop 4628

March 7, 2017

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp.
1180 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30309

> **Re:** **Modern Media Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 27, 2017**
> **CIK No. 0001695098**

Dear Mr. Dickey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2017 letter.

Principal Stockholders, page 118

1.   We reiterate our prior comment number 7. Please indicate the natural person or persons having <u>ultimate</u> voting or investment control over the shares held by Modern Media, LLC and MIHI LLC.

Closing Comments

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Mark L. Hanson
        Jones Day